UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission file number: 001-39109

Fangdd Network Group Ltd.

Room 1501, Shangmei Technology Building

No. 15 Dachong Road

Nanshan District, Shenzhen, 518072

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

On August 12, 2024, Fangdd Network Group Ltd. (the “Company”) implemented a share consolidation to consolidate each 5,625 ordinary shares of a par value US$0.0000001 per share of the Company into one ordinary share of a par value US$0.0005625 per share (the “Share Consolidation”). Concurrently, the Company adopted its sixth amended and restated memorandum and articles of association attached hereto as Exhibit 99.1 (the “Sixth MAA”). The Share Consolidation, the Sixth MAA and other related matters were previously approved by the Company’s shareholders at an extraordinary general meeting held on July 11, 2024. Detailed information regarding these resolutions and the implementation of the Share Consolidation can be found in the Company’s current reports on Form 6-K furnished to the Securities and Exchange Commission on July 11 and July 31, 2024.

A description of share capital summarizing the material terms of the Company’s share capital as of the effective date of the Sixth MAA is set forth as Exhibit 99.2 attached hereto. This summary is not a complete description of the terms of the Company’s share capital and is qualified by reference to the Company’s Sixth MAA.

This current report on Form 6-K is hereby incorporated by reference into the registration statement of Fangdd Network Group Ltd. on Form F-3 (No. 333-267397) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Sixth Amended and Restated Memorandum and Articles of Association of Fangdd Network Group Ltd.
99.2	Description of Share Capital

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: September 30, 2024

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